UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Sustainability Report of KB Financial Group Inc. for 2023

On June 28, 2024, KB Financial Group Inc. (“KB Financial Group”) published its sustainability report for 2023 (the “Report”), prepared in accordance with the Global Reporting Initiative Standards 2021, a set of global reporting standards for the publication of sustainability reports.

The Report includes the following five material topics, which were selected based on an investor-centric assessment of financial importance: ‘Enterprise Risk Management’, ‘Climate Change Strategy’, ‘Win-Win Financing (fulfilling social responsibilities by sharing the burdens of financial consumers)’, ‘Protection of Financial Consumers’ and ‘Digital Innovation and Technology.’ Such topics are in alignment with the four pillars of the sustainability disclosure standards of the International Sustainability Standards Board (“ISSB”), and are organized according to the “General requirements for disclosure of Sustainability-related Financial Information” (IFRS S1), and the “Climate-related Disclosures” (IFRS S2) required by the IFRS Sustainability Disclosure Requirements.

The information relating to environmental, social and corporate governance (“ESG”) contained in the Report took reference from the disclosure requirements required by the Sustainability Accounting Standard Board (“SASB”) and the United Nations Principles for Responsible Banking (“UN PRB”).

The Report is currently available in the Korean language on KB Financial Group’s website at www.kbfg.com, while the Report in the English language is scheduled to be posted on KB Financial Group’s website on or around July 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: June 28, 2024	By:	/s/ Jae Kwan Kim
(Signature)
Name: Jae Kwan Kim
Title: Senior Executive Vice President and Chief Finance Officer